August 4, 2006
                  Highlights of Consolidated Financial Results
                            for FY2007 First Quarter
                      (April 1, 2006 through June 30, 2006)

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                         (Billion yen, unless otherwise specified)
-----------------------------------------------======================================---------------------------------------------
                               FY2006 first        FY2007 first   ------------------- FY2007 forecast -----------  FY2007 initial
                                  quarter             quarter     |                     (Apr. 2006    |   % of        forecast
                                (Apr. 2005          (Apr. 2006    | % of change from     through      |  change      (Apr. 2006
                                 through             through      |   FY2006 first      Mar. 2007)    |   from        through
                                Jun. 2005)          Jun. 2006)    |     quarter                       |  FY2006      Mar. 2007)
==================================================================================================================================
Vehicle sales                        1,948               2,091    |         7.3%             8,450    |    6.0%         8,450
(Thousand units)                                                  |                                   |
----------------------------------------------------------------------------------------------------------------------------------
Net revenues                       4,981.7             5,638.1    |        13.2%          22,300.0    |    6.0%      22,300.0
----------------------------------------------------------------------------------------------------------------------------------
Operating income                     405.1               512.4    |        26.5%           1,900.0    |    1.2%       1,900.0
[Income ratio]                      [8.1%]              [9.1%]    |                         [8.5%]    |
----------------------------------------------------------------------------------------------------------------------------------
Income before income                                              |                                   |
taxes, minority interest                                          |                                   |
and equity in earnings of            421.8               554.6    |        31.5%           1,970.0    |   -5.6%       1,970.0
affiliated companies                [8.5%]              [9.8%]    |                         [8.8%]    |
[Income ratio]                                                    |                                   |
----------------------------------------------------------------------------------------------------------------------------------
Net income                           266.8               371.5    |        39.2%           1,310.0    |   -4.5%       1,310.0
[Income ratio]                      [5.4%]              [6.6%]    |                         [5.9%]    |
----------------------------------------------------------------------------------------------------------------------------------
Factors contributing to                           Operating income increased by
increases and decreases                                  107.3 billion yen
in operating income
                                                (Increase)
                                                Effects of changes
                                                    in exchange rates      100.0
                                                Marketing efforts           60.0
                                                Cost reduction efforts      20.0

                                                (Decrease)
                                                Increases in expenses      -72.7
----------------------------------------------------------------------------------------------------------------------------------
Exchange rates                   JPY 108/US$                 JPY 115/US$                    JPY 110/US$              JPY 110/US$
                                 JPY 135/Euro                JPY 144/Euro                   JPY 135/Euro             JPY 135/Euro
----------------------------------------------------------------------------------------------------------------------------------
Capital expenditure
(excluding leased                  265.3                        325.8                          1,550.0                  1,550.0
assets)
----------------------------------------------------------------------------------------------------------------------------------
Depreciation expenses              190.7                        225.9                            930.0                    930.0
----------------------------------------------------------------------------------------------------------------------------------
Performance evaluation                               Increases in net revenues,
                                                     operating income, income
                                                   before income taxes, minority
                                                      interest and equity in
                                                      earnings of affiliated
                                                     companies, and net income
-----------------------------------------------======================================---------------------------------------------

Note: Toyota prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Cautionary Statement with Respect to Forward-Looking Statements

        This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
        A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.